 Filed pursuant to Rule 433
Issuer Free Writing Prospectus dated June 4, 2024 Supplementing the Preliminary Prospectus Supplement dated June 4, 2024
Registration Statement No. 333-279084
Pricing Term Sheet
Becton, Dickinson and Company
€1,000,000,000 3.828% Notes due 2032
(the “Notes”)

Issuer:	Becton, Dickinson and Company (the “Company”)

Aggregate Principal Amount Offered:	€1,000,000,000

Maturity Date:	June 7, 2032

Trade Date:	June 4, 2024

Settlement Date:	June 7, 2024 (T+3)*

Type of Offering:	SEC Registered

Coupon (Interest Rate):	3.828%

Price to Public (Issue Price):	100.000% of principal amount

Underwriting Discount:	0.400%

Yield to Maturity:	3.828%

Spread to Benchmark German Government Security:	+134.5 basis points

Benchmark German Government Security:	0.000% DBR due February 15, 2032

Benchmark German Government Security Price/Yield:	82.800% / 2.483%

Mid-Swap Yield:	2.778%

Spread to Mid-Swap Yield:	+105 basis points

Interest Payment Dates:	Annually, on June 7, commencing June 7, 2025.

Day Count Convention:	ACTUAL/ACTUAL (ICMA)

Optional Redemption:
The Notes will be redeemable at the Company’s option, in whole or in part, at any time and from time to time prior to March 7, 2032 (three months prior to the maturity date), at a redemption price equal to the greater of (1) 100% of the principal amount of the Notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments on the Notes being redeemed, discounting such payments to the redemption date on an annual basis (ACTUAL/ACTUAL (ICMA)) at the applicable comparable government bond rate, plus 25 basis points, plus, in each case, accrued and unpaid interest thereon to, but excluding, the redemption date.

At any time on or after March 7, 2032 (three months prior to the maturity date), the Notes will be redeemable at the Company’s option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Redemption for Tax Reasons:
If, as a result of any change in, or amendment to, the tax laws of the United States, or the official interpretation thereof, the Company becomes or, based upon a written opinion of independent counsel selected by the Company, will become obligated to pay additional amounts with respect to the Notes, the Company may at any time at its option redeem, in whole, but not in part, the Notes at 100% of the principal amount plus accrued and unpaid interest to the date of redemption.

Change of Control:
If a change of control triggering event occurs, unless the Company has exercised its right to redeem the Notes as described under “Optional Redemption,” the Company will be required to make an offer to each holder of the outstanding Notes to repurchase all or any portion of such holder’s Notes at a purchase price of 101% of the principal amount plus accrued and unpaid interest to, but excluding, the date of purchase.

Settlement:	Euroclear/Clearstream

Listing:	Application will be made to have the Notes listed on the New York Stock Exchange.

Concurrent Offering:
Concurrently with this offering, Becton Dickinson Euro Finance S.à r.l. (“BD Finance”), which is an indirect, wholly-owned finance subsidiary of the Company, is offering €800,000,000 aggregate principal amount of 4.029% Notes due 2036 (the “Concurrent Offering”).  The notes offered by BD Finance will be fully and unconditionally guaranteed on a senior unsecured basis by the Company.  The Company may, in the near term, also consider pursuing additional capital markets transactions, including potential offerings of U.S. dollar-denominated senior notes.
The Concurrent Offering is being made by means of a separate prospectus supplement and not by means of the prospectus supplement to which this pricing term sheet relates. This communication is not an offer to sell or a solicitation of an offer to buy any securities being offered in the Concurrent Offering.  The closing of this offering and the Concurrent Offering is not conditioned on each other.

Common Code/ISIN:	283900436 / XS2839004368

Denominations:	€100,000 x €1,000

Stabilization:	Stabilization/FCA

Joint Book-Running Managers:
Citigroup Global Markets Limited
Barclays Bank PLC
BNP Paribas
J.P. Morgan Securities plc
Wells Fargo Securities International Limited
MUFG Securities (Europe) N.V.
Scotiabank (Ireland) Designated Activity Company
U.S. Bancorp Investments, Inc.

Co-Managers:
Academy Securities, Inc.
ING Bank N.V, Belgian Branch
Intesa Sanpaolo IMI Securities Corp.
Loop Capital Markets LLC
R. Seelaus & Co., LLC
Siebert Williams Shank & Co., LLC
Standard Chartered Bank
The Toronto-Dominion Bank

*
Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the business day preceding the settlement date will be required, by virtue of the fact that the Notes initially settle on the third business day following the Trade Date, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their advisors.

The Issuer has filed a registration statement with the SEC (including a prospectus and a preliminary prospectus supplement), for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Guarantor, the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, the Issuer,  any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Citigroup Global Markets Limited toll-free at 1-800-831-9146, Barclays Bank PLC toll-free at 1-888-603-5847, BNP Paribas toll-free at 1-800-854-5674, J.P. Morgan Securities plc at +44-20-7134-2468 or Wells Fargo Securities International Limited at +44-20-3942-8530.
This pricing term sheet supplements the preliminary prospectus supplement dated June 4, 2024 relating to the prospectus dated May 2, 2024.
MiFID II and/or the UK MiFIR Product Governance Rules professionals/ECPs-only / No PRIIPs KID – Manufacturer target market (MIFID II product governance and/or the UK MiFIR Product Governance Rules) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail investors in EEA or the United Kingdom.
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